UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

VIASYSTEMS GROUP, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

92553H803

(CUSIP Number)

May 31, 2015

(Date of Event which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92553H803	Schedule 13G	Page 1 of 8

1	NAMES OF REPORTING PERSONS BLACK DIAMOND CAPITAL MANAGEMENT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON IA, OO (Limited Liability Company)

CUSIP No. 92553H803	Schedule 13G	Page 2 of 8

1	NAMES OF REPORTING PERSONS STEPHEN H. DECKOFF
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 92553H803	Schedule 13G	Page 3 of 8

1	NAMES OF REPORTING PERSONS GSC RECOVERY II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 92553H803	Schedule 13G	Page 4 of 8

1	NAMES OF REPORTING PERSONS GSC RECOVERY IIA, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 92553H803	Schedule 13G	Page 5 of 8

ITEM 1.	(a) Name of Issuer:

Viasystems Group, Inc. (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices:

101 South Hanley Road, Suite 400, St. Louis, Missouri 63105.

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Black Diamond Capital Management, L.L.C.

Stephen H. Deckoff

GSC Recovery II, L.P.

GSC Recovery IIA, L.P.

(b) Address or Principal Business Office:

The principal business address of Mr. Deckoff is c/o Black Diamond, 5330 Yacht Haven Grande, Suite 100, St. Thomas, U.S. Virgin Islands 00802. The principal business address for each of the other Reporting Persons is One Sound Shore Drive, Suite 200, Greenwich, CT 06830.

(c) Citizenship of each Reporting Person:

Mr. Deckoff is a citizen of the United States of America. Each of the other Reporting Persons is organized under the laws of the state of Delaware.

(d) Title of Class of Securities:

Common Stock, par value $0.01 per share (“Common Stock”)

(e) CUSIP Number:

92553H803

ITEM 3.

Not applicable.

CUSIP No. 92553H803	Schedule 13G	Page 6 of 8

ITEM 4.	Ownership

(a) Amount beneficially owned:

This amendment to Schedule 13G is being filed on behalf of the Reporting Persons to report that, as of May 31, 2015, the Reporting Persons do not beneficially own any shares of the Issuer’s Common Stock.

(b) Percent of Class:

See Item 4(a) hereof.

(c) Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0
(ii)	shared power to vote or to direct the vote: 0
(iii)	sole power to dispose or to direct the disposition of: 0
(iv)	shared power to dispose or to direct the disposition of: 0

ITEM 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group

Not applicable.

ITEM 9.	Notice of Dissolution of Group

Not applicable.

ITEM 10.	Certification

Not applicable.

CUSIP No. 92553H803	Schedule 13G	Page 7 of 8

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.

CUSIP No. 92553H803	Schedule 13G	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 8, 2015

BLACK DIAMOND CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Stephen H. Deckoff
Name:	Stephen H. Deckoff
Title:	Managing Principal

STEPHEN H. DECKOFF

By:	/s/ Stephen H. Deckoff

GSC RECOVERY II, L.P.
By: GSC Recovery II GP, L.P., its general partner
By: GSC RII, LLC, its general partner
By: GSC Acquisition Holdings, L.L.C., its managing member
By: GSC Manager, LLC, its managing member
By: Black Diamond Capital Management, L.L.C., its managing member

By:	/s/ Stephen H. Deckoff
Name:	Stephen H. Deckoff
Title:	Managing Principal

GSC RECOVERY IIA, L.P.
By: GSC Recovery IIA GP, L.P., its general partner
By: GSC RIIA, LLC, its general partner
By: GSC Acquisition Holdings, L.L.C., its managing member
By: GSC Manager, LLC, its managing member
By: Black Diamond Capital Management, L.L.C., its managing member

By:	/s/ Stephen H. Deckoff
Name:	Stephen H. Deckoff
Title:	Managing Principal